September 22, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (281) 847-1791

Henry W. Sullivan
Chief Executive Officer
North American Technologies Group, Inc.
14315 West Hardy Road
Houston, Texas 77060

      Re: 	North American Technologies Group, Inc.
      Revised Preliminary Proxy Statement on Schedule 14A
      Filed September 9, 2005
      File No. 000-16217
      Form 10-KSB for the year ended December 31, 2004
      Filed April 15, 2005
      File No. 000-16217

Dear Mr. Sullivan:

      This is to advise you that the staff has reviewed only those portions of the above filing that relate to the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Preliminary Proxy Statement on Schedule 14A, Filed August 9, 2005
General

1. We note that you have outstanding comments related to a registration statement on Form SB-2, file number 333-114356, that were issued on August 4, 2004, regarding your second amendment to that registration statement. Please respond to these comments or withdraw the registration statement

Form 10-KSB for the Year Ended December 31, 2004

2. In future filings, please refrain from referencing Section 27A of the Securities Act and Section 21E of the Exchange Act, and any other reference you may make to these sections or to the Private Securities
Litigation Reform Act. The safe harbor of the PSLRA excludes from its safe harbor provisions statements made by the issuers of penny stock.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation
Finance in our review of your filing or in response to our comments on your filing.

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
with any questions.  Alternatively, you may contact me at (202)
551-
3767.


Sincerely,



Jennifer Hardy
Branch Chief

cc: 	John R. Boyer, Esq. (via facsimile 713/871-2024)
      John W. Menke, Esq.
      Boyer & Ketchand, PC
      Nine Greenway Plaza, Suite 3100
      Houston, Texas 77046-0904
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Henry W. Sullivan
North American Technologies Group, Inc.
September 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE